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Moxi on the Rocks

Tasting Room/Blending House

87 Church Street
East Hartford, CT 06108
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Moxi on the Rocks previously received $324,700 of investment through Mainvest.
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Data Room
Updates 41
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Moxi on the Rocks is seeking investment to raise operating capital.
THE FIRST ALL-INCLUSIVE LIBATION LIBRARY IN CT

Moxi On The Rocks will be Connecticut's first all-inclusive Libation Library featuring locally-made Liquors, Wines, Beers, Meads, Ciders & Soda Pop.
The on-site Rookery Spirit Works will provide direct-to-consumer bottle sales.

Local
In Support of Small Business
Community Focused
Minimal Waste Philosophy
TOUR MOXI ON THE ROCKS
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THE LOCATION

Moxi is the main attraction in the rehabilitation and restoration of the historic Burnside Paper Mill located on the scenic banks of the Hockanum
River Falls in East Hartford, CT.

7 Minutes from Downtown Hartford, Rentschler Field and I-84 & I-91
Green Sustainable Hydro-Powered Historic Rehabilitation
Will Highlight Connecticut's Burgeoning Beverage Market
A HISTORIC SITE RE-IMAGINED

The 100 year old patina screams to be transformed into a public gathering spot highlighting the industrial/natural beauty connection of the site.
Moxi On The Rocks will receive a 30% state historic renovation tax credit as a newly registered CT historic site.

Historic Fabric Preserved
Steam Punk Vision
Industrial/Nature Connection Reestablished
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CT ACCREDITED INVESTOR CREDIT

If you are an accredited Angel Investor who lives in Connecticut you will receive a 25% State Income Tax Credit for investments starting at $25,000.00. Please visit Connecticut Innovations - www.CTInnovations.com for more information or see the data room.

THE TEAM
Tomas Nenortas
Chief, Cook & Bottle Washer

Tomas has been producing QUIVER Spiced Honey Spirit, the Flagship of a line of Heritage Spirits based on ancestral recipes, for decades, to the delight of friends & family. Having learned the recipes from the attentive eyes of his four Lithuanian grandparents, he continues the tradition, making them the same way, and is very proud and excited to bring this Line to World markets. He will oversee day-to-day operations of Moxi.

Dan Rice
The Engagement Specialist

Dan has worked in marketing, web design, and multimedia production for the past five years. His forward thinking approach to problem solving and attention to detail will help propel Moxi as a business and brand.

Kim Burke
Director of Anti-Chaos

With 30 years' combined experience in business, management, operations, education, mathematics bookkeeping, restaurant services, and bartending. Kim rounds the Moxi team as the business systems manager.

Pat Birrell
Wizard of Lightbulb Moments

Pat spent 6 years working in the tech industry in support, sales and cybersecurity roles. This experience is combined with an acumen for digital marketing and design. His cross disciplinary wok will help the Moxi team continue their success in their technical, marketing, and design endeavors.

PRESS
East Hartford Mill named to State Register of Historic Places

The building is being renovated to house 'Moxi on the Rocks' which will feature adult beverages made in the state

Moxi on the Rocks project would bring one-stop shop for Connecticut craft beverages to old mill

An initiative to renovate part of the old Burnside paper mill in East Hartford into a "libation library" of Connecticut-made craft beverages has launched an investment campaign. The renovation of 6,000 square feet of the mill into "Moxi on the Rocks" is being done alongside a turbine restoration to provide hydropower to the entire 60,000-square-feet mill.

Moxi on the Rocks seeks online investors for East Hartford eating/drinking complex

Moxi on the Rocks is seeking online investors to transform an East Hartford mill building into a drinking and dining complex that also houses a hydro-powered alcohol distillery and retail shop for Connecticut-made alcoholic and soft drinks.

Updates
APRIL 21ST, 2022
Earth Day Cleanup

Join us this Saturday to make the Burnside Neighborhood beautiful!

Saturday, April 23rd at 10:00am (Rain date 4/24)

Meet at the Burnside Mill upper loading dock.

87 Church St, East Hartford.

To register, email Kim@moxiontherocks.com

MARCH 29TH, 2022
Moxi Team takes Vegas

This past week, the Moxi Team was able to attend the Bar & Restaurant Expo in Las Vegas. It was an incredible opportunity to meet and learn from industry leaders, and to share the vision for America's 1st Hydro Powered Distillery and all-inclusive Tasting Room.

We are down to the last 3 days in our campaign, if you haven't invested yet, now's the time!

MARCH 10TH, 2022
Moxi on the Rocks added to State Register of Historic Places

Earlier this week the team had the honor of getting together with Mayor Mike Walsh, councilmen John Morrison, Harry Amadasun Jr., Don Bell, Sebrina Wilson, Awet Tsegai and representatives from Preservation Connecticut to celebrate being placed on the State Register of Historic Places.

This listing provides access to a 30% State Rehabilitation Tax Credit on eligible restoration costs!

We've got 22 days left in our final investment campaign, please invest if you haven't and help us spread the word!

FEBRUARY 23RD, 2022
See you this Sunday!

This Sunday, February 27th from 2-4pm. Labyrinth Brewing Company & Moxi On The Rocks are hosting a Collaborative Tasting Event!

Come taste the "Wail-a-bee," a beer cocktail using Labyrinth's "Wail of the Banshee" and Quiver Spiced Honey Spirit!

Event Page: https://fb.me/e/2jYBimLAs

FEBRUARY 14TH, 2022
Collaborative Tasting Event!

We're teaming up with our collaborative partners at Labyrinth Brewing Company and Quiver Spirits for a joint craft cocktail experience! Come hang with us, have some amazing beer from Labyrinth Brewing Company, try Quiver (Spiced Honey Spirit), and learn more about Moxi On The Rocks, CT's first all-inclusive hydro-powered libation library. You won't want to miss it!

Labyrinth Brewing Company

148 Forest St.

Manchester, CT

FEBRUARY 7TH, 2022
Scenic Ice Formation Shots

The recent cold weather has created some stunning formations!

JANUARY 18TH, 2022
Official Moxi T-shirts Available

Our online store is now live! Show your support by getting your own Moxi Tee. Stay tuned for new merchandise coming soon!

https://moxi-on-the-rocks-llc.square.site

DECEMBER 25TH, 2021
Merry Christmas & Happy Holidays!

View our latest video here! https://youtu.be/TJCcaaeHRP4

Our campaign is ending in 1 week, if you want to be involved, invest before then!

DECEMBER 20TH, 2021
Moxi On The Rocks-Hockanum River Trail Cleanup

Kim Burke and Tomas Nenortas of Moxi on the Rocks joined East Hartford Lions Club members in a Hockanum River Trail cleanup.

Moxi on the Rocks is located across the Hockanum River from several East Hartford public trails. In addition to maintaining and preserving the

riverbank on Moxi property, one of Moxi's goals is to develop the nearby trail system.

DECEMBER 7TH, 2021
24 Days Left to Invest

Thank you to all who visited Moxi this weekend! This was our final public tour offering, however we can still schedule private tours. Contact us at info@moxiontherocks.com

We are down to just 24 days till the end of the campaign, if interested in being involved, please schedule a tour/invest soon. Thanks!

NOVEMBER 25TH, 2021
Happy Thanksgiving from Moxi on the Rocks!

NOVEMBER 18TH, 2021
Prospective Investor Tours - Tickets Now Available!

Moxi on the Rocks will be open for prospective investor tours on December 3rd & 4th!

Our final investment campaign will end on December 31st, this will be the last opportunity for the public to see the space and get involved.

Tours will be given in 20 minute segments, groups will be limited.

Reserve your slot today!

Friday, December 3rd 3:00pm-9:00pm

https://www.eventbrite.com/e/210554994657

Saturday, December 4th 12:00pm-9:00pm

https://www.eventbrite.com/e/211919967327

OCTOBER 15TH, 2021
Moxi On The Rocks at GOAT Brew & Wine Fest

OCTOBER 8TH, 2021
Partner Pours - The Best of East Hartford

Join us for our 2nd Partner Pours Event "The Best of East Hartford," featuring our East Hartford Collaborative Partners.

October 23rd from 12:00pm-4:00pm come down to Moxi on the Rocks to meet our partners and try some local food & beverage.

We will be offering tours and answering any questions, please invite friends!

Tickets : https://www.eventbrite.com/e/188171424797

OCTOBER 2ND, 2021
Investor Update

Thank you all who attended our VIP/Investor Open House. For those who couldn't make it please email us at Info@moxiontherocks.com to schedule a tour of our progress or come to our General Open House & Next Partner Pours scheduled for October 23rd Noon - 4pm. Cheers! The Moxi Team

SEPTEMBER 23RD, 2021
Event Recap & Partner Thank You

This past Friday we hosted our first "Partner Pours" event Featuring four of our collaborative partners. SONO1420, Counter Weight Brewing, Labyrinth Brewing, and Drink Mechanics took over the engine room at The Burnside Paper Mill to give our Investors and the public a chance to try their beverages and experience the vision of Moxi.

Our evening started with a VIP exclusive happy hour to give our VIPs a first look at our Logo, and introduce them to our newly renovated (rentable) VIP Lounge. The night continued with an open house, and tours.

A big thank you to our collaborative partners! Be sure to follow them on social media.

Stay tuned for an announcement with our upcoming event dates, and send an email to info@moxiontherocks.com to join our mailing list!

AUGUST 2ND, 2021
Prospective Investor Event This Weekend

This is the last chance for prospective investors to see the space before the closing of this investment round.

We will be giving 20 minute tours including a sampling of local CT beverages this Friday and Saturday, reserve your spot today!

Friday 8/6 https://www.eventbrite.com/e/165524910463

Saturday 8/7 https://www.eventbrite.com/e/165524290609

JULY 21ST, 2021
Investment Round Closing

Our current Investment Round will be closing one week from today. If you are considering investing, or raising your investment, please do so by July 28th.

Thank you!

JULY 16TH, 2021
A Zeros Journey Podcast recorded at Moxi on the Rocks

Listen to "A Zeros Journey" chat about how Moxi will redefine the CT beverage industry!

https://www.buzzsprout.com/976300

JULY 6TH, 2021
Moxi's Midsummer Mixer Video

Thanks for attending Moxi's Midsummer Mixer!

Check out the recap video here:

https://youtu.be/9M4reuwJxXM

JUNE 17TH, 2021
Moxi's Midsummer Mixer

Join us June 25th 7:00pm-10:00pm for an evening of pagan food, drink, and live music to celebrate the summer solstice!

Tickets https://www.eventbrite.com/e/159555184853

Stay tuned for more info

FB: https://www.facebook.com/moxiontherocks

IG: https://www.instagram.com/moxiontherocks

JUNE 14TH, 2021
Summer Solstice Party

Stay Tuned for more information and tickets!

JUNE 2ND, 2021
66 Days Remaining

Help Moxi reach new heights! There are only 66 days left in this campaign. Thank you to our current investors, and to those considering please reach out with any questions!

Follow Moxi on FB and IG

FB: https://www.facebook.com/moxiontherocks

IG: https://www.instagram.com/moxiontherocks

MAY 27TH, 2021
VIP Happy Hour/Open House Thank You

A big thank you to everyone who attended our VIP Happy Hour Friday and our Open House Events Sat/Sun. Shoutout to our Collaborative Partners:

Paddle Creek Beer Company, Labyrinth Brewing Company, Great Falls Brewing Company, New England Cider Company, and Continuum Distilling!

Stay Tuned for our upcoming Events!

There are only 72 days left in this campaign, please help us spread the word!

https://www.facebook.com/moxiontherocks

https://www.instagram.com/moxiontherocks

MAY 17TH, 2021
Open House this Weekend!

We are looking forward to having our second Open House weekend!

Here is the schedule:

May 21st 5:00pm - 8:00pm - VIP Investor Happy Hour

We will have an assortment of CT Beverages and cocktails available, as well as LIVE MUSIC! We are allowing VIP Investors to bring a non-investor +1.

Please email info@moxiontherocks for tickets. Include your full name and your +1 name.

May 22nd & 23rd 12:00pm - 5:00pm Open House

Just like before, we will be offering prospective investors free tours of the future home of Moxi on the Rocks Libation Library and Distillery. Each 20-minute tour will take you through the exterior and interior highlights of our historic mill location on the Hockanum River in East Hartford. We will be unveiling the recently uncovered Generator in the engine room!

Ticket Link: https://www.eventbrite.com/e/open-house-tickets-152925613627

Please invite friends! Please add yourself and share the FB event here

https://fb.me/e/3Hcn0ynx0

MAY 14TH, 2021
May 22-23 Open House

Please follow the link for our next Open House May 22-23!

https://www.facebook.com/events/965295867615827

MAY 6TH, 2021
Hartford Business Journal Follow Up Interview

HBJ released a follow up interview with Tomas Nenortas of Moxi on the Rocks.

Read the full article here:

https://www.hartfordbusiness.com/article/crowdsource-funding-grows-as-path-to-capital-for-new-startups

There are only 40 VIP Investor slots remaining. Become a VIP and attend our VIP Investor Happy Hour at Moxi on May 21st!

APRIL 29TH, 2021
VIP Happy Hour and Open House Dates

Mark your calendars for these exciting events!

May 21st 5:00pm - 8:00pm - VIP Happy Hour

We would like to celebrate and update our VIP Investors by hosting a happy hour. We will have an assortment of CT Beverages and cocktails available. We are allowing VIP Investors to bring a non-investor +1. Tickets will be limited, reserve your now.

VIP Tickets: https://www.eventbrite.com/e/vip-happy-hour-tickets-152924474219

May 22nd & 23rd 12:00pm - 5:00pm Prospective Investor Open House

Just like before, we will be offering prospective investors free tours of the future home of Moxi on the Rocks Libation Library and Distillery. Each 20-minute tour will take you through the exterior and interior highlights of our historic mill location on the Hockanum River in East Hartford. We'll show the planned locations of our tasting room, retail space, distillery, and the soon-to-be restored hydro-electric engine that will power the whole enterprise. Moxi on the Rocks staff will answer your questions regarding the project and investing, plus you can enjoy a sampling of libations that will be distilled onsite or created by our statewide collaborative beverage partners. Tour sizes will be kept small to ensure guest safety; masks and social distancing required. Tickets will be limited, reserve your now.

Tickets: https://www.eventbrite.com/e/investor-open-house-tickets-152925613627

APRIL 16TH, 2021
SAVE THE DATE

You asked, and we listened! Our next investor event will be May 21st and 22nd. Stay tuned for updates!

APRIL 9TH, 2021
Campaign Extension Announcement

Thanks to an amazing initial response, you helped MOXI ON THE ROCKS meet our initial investment goal! Due to this success we are extending our investment campaign. What does this mean? There is still time for investors to join us in creating Connecticut's first combination Libation Library/tasting room/distillery/retail site -- all dedicated to creating and celebrating Connecticut-made beverages! Housed in a historic mill building on the Hockanum River in East Hartford, this amazing project will help rehab a historic property and will be powered by the river itself! Learn more about this opportunity with a 1.6x return on investment (ROI)

APRIL 1ST, 2021
Moxi's $107,000 Milestone

A GIANT THANK YOU to everyone who helped Moxi on the Rocks reach its first major milestone! Our Phase 1 investment goal of $107K was not only reached, but reached a week ahead of schedule. We appreciate all of the support and enthusiasm, particularly from everyone who has invested in making our vision a reality. We have had a number of people reach out to ask if they can still invest. Due to the demand, plans are underway for another phase and we will keep you apprised of future investment and collaboration opportunities. Again, thank you for helping us renovate this historic building, restore the mill's hydro-electric power, and create a showcase for Connecticut's burgeoning craft beverage industry!

MARCH 29TH, 2021
Open House Recap

Thank you to everyone who attended this weekend's Open House!

We are down to 9 days in our Investment Campaign, we are so close to our goal, please spread the word!

MARCH 24TH, 2021
Heartfelt Thanks & a Strategic Partnership Change

Dear Moxi On The Rocks Investors,

Firstly, I wanted to thank you for your amazing support! Your enthusiasm rocks! I need to announce that there was a strategic partnership change. In order to place Yellow Crow Mead in its best positioning as a new entity we have amicably parted ways. We will continue to support each other's endeavors and excited to bring Mead and Quiver Spiced Honey Spirit to market. As you know we are on a Countdown to reach our April 7th deadline so please respond as soon as possible to Mainvest's Amendment request. If you do not respond your Investment will be returned and we

may fall short of our investment goal. I hope to see you at our Investor Open House this weekend. Again, heartfelt thanks for your generous support.

Cheers!

Tomas Nenortas

Founder

MARCH 22ND, 2021
Hartford Business Journal Article

The Hartford Business Journal's write up of the Moxi project!

Read more here:

https://www.hartfordbusiness.com/article/moxi-on-the-rocks-seeks-online-investors-for-east-hartford-eatingdrinking-complex?fbclid=IwAR1JU-RuFz8yHY_IyemFiSALPmzmZR7MOrpMreFzNsA8wFxWNhHJa2s1qkg

MARCH 19TH, 2021
The Hartford Courant article

The Hartford Courant came out to Moxi's to check it out, read the write-up here.

https://www.courant.com/news/connecticut/hc-news-connecticut-east-hartford-mill-renovation-craft-beverages-hydropower-20210317-5urpxsb3ozgzzl64edxinvalna-story.html

Our Open House is next weekend, Reserve your spot now!

https://www.eventbrite.com/e/146642428451

19 Days and only 10 VIP spots left. Thank you to the 70 investors so far!

MARCH 17TH, 2021
21 Days Left

Only 21 days left to be involved in this one of a kind project. We have ONLY 14 VIP SPOTS LEFT, secure yours now!

Thank you to the 61 of you that have invested so far.

Moxi on The Rocks INVESTOR OPEN HOUSE

Whether you have already invested, or you are still deciding, we would love to give you a tour of the site.

Saturday March 27th 12:00pm - 3:00pm

Sunday March 28th 12:00pm- 3:00pm

Get the behind the scenes, pre-construction tour, and a sampling of our collaborative brands.

Groups limited to 6 people, masks and social distancing required.

Reserve your spot below

https://www.eventbrite.com/e/investor-open-house-tickets-146642428451

MARCH 11TH, 2021
Beyond a Libation Library

In addition to creating Connecticut's first all inclusive Libation Library, the Moxi project will restore hydro-power to the historic Burnside Paper mill complex.

What does that mean to you?

Moxi will be powered by clean, reliable, and renewable energy. Enough energy to power 126 homes.

Join us as we bring a piece of history back to life and make it available to the public.

MARCH 7TH, 2021
31 Day Countdown

Thank you to all of our 52 investors thus far!

We have 31 days left to reach our $107,000 goal.

With only 20 VIP spots left, please consider increasing your investment, and sharing our campaign to help us reach our goal that much faster.

FEBRUARY 23RD, 2021
Moxi's Growing Partners

We're so excited to present our growing list of Moxi's future collaborative Partners! We are all about supporting Connecticut's local businesses. Go check them out! Cheers!!!

FEBRUARY 18TH, 2021
Heartfelt Thanks to our Investors!!!

The Moxi On The Rocks Team sends their Heartfelt Thanks to all our Investors who helped us reach our initial 20K Goal!!! Please help us spread the word that we have 48 Days to get to 107K. We can do this together. Let us know if you would like a tour. Cheers to Everyone!!!

FEBRUARY 2ND, 2021
Moxi's Future Collaborative Partners

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,680,000 $1,848,000 $1,977,360 $2,076,228 $2,138,514
Cost of Goods Sold $520,000 $572,000 $612,040 $642,642 $661,921
Gross Profit $1,160,000 $1,276,000 $1,365,320 $1,433,586 $1,476,593

EXPENSES

Rent $21,024 $21,549 $22,087 $22,639 $23,204
Utilities $5,664 $5,805 $5,950 $6,098 $6,250
Salaries $266,000 $292,600 $313,082 $328,736 $338,597
Insurance $10,400 $10,660 $10,926 $11,199 $11,478
Equipment Lease $10,000 $10,250 $10,506 $10,768 $11,037
Repairs & Maintenance $4,800 $4,920 $5,043 $5,169 $5,298
Marketing $60,000 $61,500 $63,037 $64,612 $66,227
Unexpected Costs $24,000 $24,600 $25,215 $25,845 $26,491
Operating Profit $758,112 $844,116 $909,474 $958,520 $988,011
This information is provided by Moxi on the Rocks. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status

Target Raise $10,000

Maximum Raise $210,300

Amount Invested $0

Investors 0

Investment Round Ends December 30th, 2022

Summary of Terms

Legal Business Name Moxi On The Rocks LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 0.2%-4.21%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date September 30th, 2030

Financial Condition

No operating history

Moxi on the Rocks was established in 11/2020. Accordingly, there are limited financial statements and information for investors to review. CPA review for 2021 was completed with no recommendations. Tax Returns have been filed according to Federal/State guidelines for a pre-revenue company. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Moxi on the Rocks's fundraising. However, Moxi on the Rocks may require additional funds from alternate sources at a later date.

Historical milestones

Moxi on the Rocks has been operating since November 2020 and has since achieved the following milestones: The property was listed on Connecticut's State Register of Historic Places which allows participation in the CT State Historic Rehabilitation Tax Credit Program which will provide a 30% Cash reimbursement on construction costs thus allowing an expedited return of funds to investors.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Moxi on the Rocks to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Moxi on the Rocks operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Moxi on the Rocks competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Moxi on the Rocks's core business or the inability to compete successfully against the with other competitors could negatively affect Moxi on the Rocks's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Moxi on the Rocks's management or vote on and/or influence any managerial decisions regarding Moxi on the Rocks. Furthermore, if the founders or other key personnel of Moxi on the Rocks were to leave Moxi on the Rocks or become

unable to work, Moxi on the Rocks (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Moxi on the Rocks and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Moxi on the Rocks is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Moxi on the Rocks might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Moxi on the Rocks is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Moxi on the Rocks

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Moxi on the Rocks's financial performance or ability to continue to operate. In the event Moxi on the Rocks ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Moxi on the Rocks nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Moxi on the Rocks will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Moxi on the Rocks is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Moxi on the Rocks will carry some insurance, Moxi on the Rocks may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Moxi on the Rocks could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Moxi on the Rocks's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Moxi on the Rocks's management will coincide: you both want Moxi on the Rocks to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Moxi on the Rocks to act conservative to make sure they are best equipped to repay the Note obligations, while Moxi on the Rocks might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Moxi on the Rocks needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Moxi on the Rocks or management), which is responsible for monitoring Moxi on the Rocks's compliance with the law. Moxi on the Rocks will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Moxi on the Rocks is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Moxi on the Rocks fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Moxi on the Rocks, and the revenue of Moxi on the Rocks can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Moxi on the Rocks to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Moxi on the Rocks. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
David B. Indianapolis, IN about 2 months ago

I invested because I like the whole concept of Moxi on the Rocks; the hydro, the libations, the location and the renovation idea. Can't wait to go there someday. It's also a way to check out Mainvest.

Reply
Tomas N. about 2 months ago Moxi on the Rocks Entrepreneur

Thanks David! If you're ever in the area come for a site visit!

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David B. Indianapolis, IN about 2 months ago

I have relatives in Old Saybrook, so I'm sure I will. Good luck!

Reply
Tomas N. about 2 months ago Moxi on the Rocks Entrepreneur

Small world! That's where my grandparents and parents lived and where our Flagship product Quiver Spiced Honey Spirit was crafted!

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Hank W. Farmington, CT about 2 months ago

I've been meaning in since I first heard about it and look forward to staying involved!

Tomas N. about 2 months ago Moxi on the Rocks Entrepreneur

We will definitely keep you involved Hank!

Diana P. Derby, CT about 2 months ago

I just saw the building over the weekend! It looks beautiful, and I had a very kind host. I am excited to see how everything develops.

Tomas N. about 2 months ago Moxi on the Rocks Entrepreneur

Thanks Diana!

Joseph R. East Haven, CT about 2 months ago

Looking forward to the growth of this company and its cash flows as well as attention from surrounding Hartford and Manchester area.

Tomas N. about 2 months ago Moxi on the Rocks Entrepreneur

Thanks for joining our community!

Zachary B. Newington, CT 2 months ago

Donated on behalf of Water Training Resources. Best of luck!

Tomas N. 2 months ago Moxi on the Rocks Entrepreneur

Thank you! Would love to learn more about WTR. Please email us at Info@moxiontherocks.com.

Chelsea K. South Bend, IN 2 months ago

Very excited to invest in such an awesome idea! Can't wait to have a drink there!

Tomas N. 2 months ago Moxi on the Rocks Entrepreneur

Excited to have you join us!

Ken and Noreen L. Philadelphia, PA 2 months ago

I invested because the business has multiple potential revenue streams--- and the revitalization of the power plant and recognition as an historic landmark makes this a very unique business and set for success. Excellent management team, great PR already in place. All the very best.

Tomas N. 2 months ago Moxi on the Rocks Entrepreneur

Thank you both so much for the vote of confidence!

Iliana R. Concord, MA 3 months ago

The uniqueness and clarity of the concept + location and market size.

Tomas N. 3 months ago Moxi on the Rocks Entrepreneur

We truly believe we are one of the most unique concepts in the USA. Excited that you joined us!

henry g. Windsor, CT 3 months ago

I invested because i,m confident the owners will make this work and can,t wait until it gets up and running

Tomas N. 3 months ago Moxi on the Rocks Entrepreneur

Thanks Henry!

Scott G. East Hartford, CT 3 months ago

I am excited to see this open, lots of CT made beverages in one place

Tomas N. 3 months ago Moxi on the Rocks Entrepreneur

Thanks for joining us!

Victoria T. Charlotte, NC 4 months ago

I invested because I love the concept, and look forward to enjoying this place with my parents when I visit them in CT!

Tomas N. 4 months ago Moxi on the Rocks Entrepreneur

Looking forward to meeting you all!

Mayank R. Mansfield, MA 4 months ago

What is the maximum return on this investment? And can investors receive more than the minimum payment if the business has increased profits

Tomas N. 4 months ago Moxi on the Rocks Entrepreneur

Hi, If you invest at the VIP level before we hit our $20k threshold we offer a 1.8 return, after that it drops to 1.6. Yes, we plan on increasing repayments with increased profits.

Dustin I. Waterbury, CT 4 months ago

So I am going to asking this out of curiosity and not to ruffle feathers here but if you have received $277,500 from investments previously through mainvest why a need for another $20k?

Tomas N. 4 months ago Moxi on the Rocks Entrepreneur

Hi Dustin, We are legally allowed to raise up to $500k so we are going for it! Each campaign sets a minimum threshold.

Dustin I. Waterbury, CT 4 months ago

I was looking more along the lines of: Has the past money raised already been obtained and invested into the business or is this just a add on to raise more? Are you still able to open your doors even if this second $20k goal isnt met?

Tomas N. 4 months ago Moxi on the Rocks Entrepreneur

The funds have been obtained but have not started construction yet as we are still finalizing building plans due to the intricacy of the water turbine. We will be hitting the 20k goal as we received an investor commitment.

henry g. Windsor, CT 4 months ago

I invested because i love the concept and foresight of the owners visions of success.

Tomas N. 4 months ago Moxi on the Rocks Entrepreneur

Excited to have you join the effort!

David S. East Hartford, CT 4 months ago

I invested because I believe in local businesses

Tomas N. 4 months ago Moxi on the Rocks Entrepreneur

Thank you David!

Kathleen M. East Hartford, CT 5 months ago

John and I want to see our town grow and support local businesses people achieve their dreams

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

Thank you both for supporting our vision for East Hartford!

Bryan F. East Hartford, CT 5 months ago

I invested because I'm looking forward to not only a new business to the town of East Hartford, but also to a new concept of an adult drinking estbalishment that all types of people can enjoy with a variety of tastes, as well as the rebulindg and cleanup of the Hockanum river area.

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

Thank you Bryan. We are excited to part of the Hockanum River rival efforts. Stay tuned for some early Spring announcements.

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

Thanks Bryan. We are excited to be part of the Hockanum River revival efforts. Stay tuned for some early Spring announcements.

Richard C. Manchester, CT 5 months ago

I invested because I support my local community small business and believe the concept is solid.

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

Thanks Richard for joining the journey with us!

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Hello Henry, We love this story and would very much enjoy learning more about you and the neighborhood. Please email us at Info@moxiontherocks.com.

henry g. Windsor, CT 6 months ago

I invested because as a child and young man i grew up within a 100 yards of the mill and the man who paid for recycled paper would pay my sister and i for our newspapers and magazines even though he didnt have to bother. that encouraged us keep collecting more and we would always have a little spending cash. the going rate at that time was $17 a ton in the early fifties

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Hello Henry, We love this story and would very much enjoy learning more about you and the neighborhood. Please email us at Info@moxiontherocks.com.

Thomas R. New Britain, CT 8 months ago

Any photos of the renovated VIP lounge to share?

Tomas N. 8 months ago Moxi on the Rocks Entrepreneur

We will be posting after our October 23rd Open House to allow any remaining VIPs to take a sneak peek first.

LON I. Cheshire, CT 8 months ago

what a great video to show the renovated space when completed

Tomas N. 8 months ago Moxi on the Rocks Entrepreneur

It was quite the feat navigating that drone!

Thomas R. New Britain, CT 10 months ago

Tomas' thanks for the tour and discussion a couple of months ago. This is a great project and looking forward to it coming toether in the months and years ahead.

Tomas N. 10 months ago Moxi on the Rocks Entrepreneur

Thanks Thomas! Hope to see you at some of our upcoming events!

Raymond R. Hartford, CT 10 months ago

What is the relationship of this company with Moxie sodas, and if there isn't one, has there been a trademark analysis done?

Tomas N. 10 months ago Moxi on the Rocks Entrepreneur

Hi, There is no relationship. Moxi on the Rocks is spelled differently and will not be producing any beverages under our LLC. And yes our Legal Team verified there is no trademark issue.

Raymond R. Hartford, CT 10 months ago

Thank you. What then is the NAICS code for the LLC?

Tomas N. 10 months ago Moxi on the Rocks Entrepreneur

541990

LINDA O. Clinton, NC 10 months ago

I invested because

Tomas N. 10 months ago Moxi on the Rocks Entrepreneur

Thanks!

Rick S. Bloomfield, CT 10 months ago

From have i've been reading, it sounds like the investment is paid until 1.6x is reached To me it sounds like a loan. Personally, i would investment only

if it is for a life time of the business.

Tomas N. 10 months ago Moxi on the Rocks Entrepreneur

Hi Rick, Please send us an email to Info@moxiontherocks.com to discuss further. Thanks, Tomas

Cindy F. Turners Falls, MA 10 months ago

We're rooting for ya

Tomas N. 10 months ago Moxi on the Rocks Entrepreneur

Thanks! Please help spread the word!

Rick S. Bloomfield, CT 10 months ago

Can i invest for the life time of the business? What i am seeing here is just a loan.

Thomas B. Salisbury, MD 11 months ago

Although I believe the financial profit projections are significantly overstated, I also believe Moxi has a great concept that will prove to be popular locally and profitable at a more conservative level.

Tomas N. 11 months ago Moxi on the Rocks Entrepreneur

Hi Thomas, The financial projections were vetted through one of the larger restaurant groups in the area albeit for a post-covid world. When we have a firm construction time-line everything will be updated accordingly to reflect current market conditions.

Thomas B. Salisbury, MD 11 months ago

Hi Tomas - Your data room projections indicate a 45% profit margin (presumably close to an EBITDA measure) for each year. My comment was based on an understanding that restaurant profit margins are generally in the 0% - 15% range. If you can generate a 45% profit margin, you may need to think about franchising your concept later! Meanwhile, I will look forward to seeing Moxi's actual results in the near future.

Cory B. Middletown, CT 11 months ago

Do you get business revenue share on top of the investment multiple or is it just the investment multiple what you get back.

Tomas N. 11 months ago Moxi on the Rocks Entrepreneur

Hi Cory, Revenue is shared each quarter until the investment plus multiple is paid back.

John F. Avon, CT 11 months ago

Will try to make the open house this Friday. But may not be able to. Is it possible to set up a time to get a tour at some point this week? Also, is it possible to invest now and then invest again later on? Or are you locked into a single "slot"? The Mainvest site is showing a limited number available.

Tomas N. 11 months ago Moxi on the Rocks Entrepreneur

Hi John, Yes absolutely we can set up a Tour at your convenience. And yes you are able to invest now and then increase it later. Limited number refers to the VIP level of $1000.00 & up.

Tomas N. 11 months ago Moxi on the Rocks Entrepreneur

To clarify if you invest less than 1K you can always increase it to get to the VIP level.

John F. Avon, CT 11 months ago

Thanks Tomas. I'll use email to contact you directly.

Greg N. Cheshire, CT 12 months ago

Brewing and Distilling is exploding in CT. But it is getting very difficult to differentiate the many individual storefronts, start-ups, garages and

taprooms. I like the idea of pulling together what all these folks are doing and then adding further value with tasting and blending across them. Good luck. I look forward to checking it out.

Tomas N. 11 months ago Moxi on the Rocks Entrepreneur

Thanks Greg. Happy to set up a private tour or come to our next Open House on the 25th.

Odalys B. Avon, CT 12 months ago

Great location. Great ideas are in the spirit of Industrial renovation with this awesome atmosphere. Great success for taking a wholistic approach to business, customers and the environment. Go Ct.

Tomas N. 12 months ago Moxi on the Rocks Entrepreneur

Thanks Odalys! Hope you can come to our next Open House Event.

Jasmine D. Glastonbury, CT 12 months ago

Are you hosting another open house for prospective investors?

Tomas N. 12 months ago Moxi on the Rocks Entrepreneur

Yes! Will be releasing info soon for an evening event on Friday June 25th. Stay tuned for details!

Chad H. Manchester, PA 12 months ago

FGJGFKJGF

Ethan P. Middletown, CT 12 months ago

I invested because CT deserves an awesome venue like Moxi, a place where we can enjoy all that CT has to offer in libations and otherwise. Tomas has an amazing and achievable vision that I'm excited to be a part of for years to come!

Tomas N. 12 months ago Moxi on the Rocks Entrepreneur

Welcome to the journey!!!

Randy J. Natick, MA about 1 year ago

I invested because I see an uptick in public interest in cocktails.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Thanks Randy!!!

Joseph K G. Hamden, CT about 1 year ago

Happy to join the team of believers, and support projects in my home town. Go Hornets!

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Welcome Aboard!!!

Joseph K G. Hamden, CT about 1 year ago

I'd like an update for the next round too, this sounds like a great opportunity to invest in my home town.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Hi Joseph, We should be extending the Campaign early next week!!!

Joseph K G. Hamden, CT about 1 year ago

Will the next campaign be large enough for more VIP intestments? Site wouldn't let me go past $400

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Yes, we've added 45 more slots. Will go LIVE in the next couple days!

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

We are live!!!

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

HELLO ALL!!! Thank you for your AMAZING SUPPORT!!! Hold tight for those who have not yet invested. We are in the process of extending the Campaign. Cheers!!! Team Moxi

Steve D. East Hartford, CT about 1 year ago

Please let me know. Had a issue linking bank info, resolved now but I can't invest because you reached the $107,000 goal

Steve D. East Hartford, CT about 1 year ago

I'm in now.

Sue D. Glastonbury, CT about 1 year ago

I invested because this is a great opportunity to help a new business get started in CT.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Thank you Sue!!!

Charlotte L. Coventry, CT about 1 year ago

So excited about Moxie on the Rocks! What a great idea to spotlight all of CT's independent beverage makers and offer a place for new ones to learn and grow. And in a sustainable, eco-friendly, community-conscious way to boot. CHEERS!

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

1000 Cheers!!! Thank you!!!

Tatia L. East Hartford, CT about 1 year ago

Glad to help support and invest in revitalizing my community.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Your support rocks!

Janet C. Hartford, CT about 1 year ago

I invested because I love the idea of transforming and revitalizing historic buildings in the Hartford area, while also promoting local businesses!

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

It's going to be great Janet!

Martin R. Manchester, CT about 1 year ago

Local producers, farm to table, and hydro power all will contribute to combat climate change. I am happy to be part of this endeavor.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Thanks Martin!!!

Douglas M. East Hartford, CT about 1 year ago

Glad to support a local business that will benefit other local businesses and the East Hartford community, too!

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Much appreciated!!!

Deborah S. East Hartford, CT about 1 year ago

I invested because I like to support local businesss

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Thanks!!!

Lori M. Partlow, VA about 1 year ago

I do not see the Amendment thing I am supposed to agree to. I do want to stay invested

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Hi, You should have received an email. I will contact staff.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

I was informed you were part of the initial 20K raise so you're all set. Does that match your records?

Lori M. Partlow, VA about 1 year ago

Probably, I have been in for a while

Chris D. Enfield, CT about 1 year ago

Can you better explain the most recent update: what does the departure of Yellow Crow Mead as a partner mean to the business and investment? The Libation Library, Quiver Spirits, and the hydro plans are still unaffected, right?

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Hi Chris, Yes, nothing else has changed. We're running full steam ahead!!!

Frank F. East Hartford, CT about 1 year ago

Looking forward to opening

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Thank you Frank!!!

Tatiana B. Chester, CT about 1 year ago

Love love love the concept! So excited to be part of it 🥰 I'd love to do more then just a financial investment. Can't wait to see it come to life 🍾 !

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

We'll take you up on your offer!!!

Tatiana B. Chester, CT about 1 year ago

😄🤗

Cameron G. Oklahoma City, OK about 1 year ago

Took my disability from the army and decided to make my first investment. 2500$. Good look guys.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

On behalf of the entire Moxi Team thank you for your Service! Excited to have you join us!

Chris P. Coventry, CT about 1 year ago

Love the idea of this. It supports local businesses, local people and adds to the culture of our state and East Hartford. Great destination for people to trade ideas. Can't wait to see this grow!

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Chris, thank you for the encouraging words!

Suzanne M K. Higganum, CT about 1 year ago

Compelling story. We are happy and excited to invest in your sucess.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Much appreciated Suzanne!

Stephen S. South Windsor, CT about 1 year ago

What a fantastic adventure. My wife and I are delighted to support this local development.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

And FANTASTIC it shall be!!!

Aimee C. Windsor, CT about 1 year ago

I invested because I love the idea of developing a creative space out of an existing refurbished Industrial building. I'm also supportive of the hydroelectric project and how that connects the past to the present and future.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Excited to have you join us Aimee!!!

Woodson D. about 1 year ago

Sorry I am new to the site I am trying to find out how to contact the principals. Please contact me wbduncan@optonline.net. I would like to help

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Hi, Please email your inquiry to Info@moxiontherocks.com. Thanks.

Francis M. East Hartford, CT about 1 year ago

I invested because I saw an opportunity to help a local business get started.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Thank you Francis! Cheers!

DAVID D. Somers, CT about 1 year ago

Glad to invest. Looking forward to visiting....great for East Hartford.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Very much appreciated David!

Lisa G. Vernon, CT about 1 year ago

I invested because I love the idea of a library in CT

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

We do too Lisa! Thanks!

PAUL C. South Windsor, CT about 1 year ago

I saw the property and the building, and met with Tom, and believe in his vision and plan for what this venue can be. I can't wait for opening night!

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Great meeting you Paul. Thanks for coming out!

Jeff B. Farmington, CT about 1 year ago

Love the concept and incorporating so many great CT Breweries and establishments...

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Thanks Jeff! Can't wait!

Matt G. Medford, MA about 1 year ago

How much have the partners put in for initial capital?

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

Hi Matt, We've put in 100K. Would love to give you a tour. Let us know!

John C. Purdys, NY over 1 year ago

I think it helps when people work together.

Tomas N. about 1 year ago Moxi on the Rocks Entrepreneur

We agree John!!!

Robert Brandon S. West Palm Beach, FL over 1 year ago

Hi, sorry if I missed the info - but what is your relationship to the building itself? Does the company own it or lease it? Will other businesses be open in the same building?

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Hi Robert, We are leasing the space with an option to purchase the entire complex. The entire building is 70K sq. ft., 98% occupied, with an array of businesses such as recording studios, research labs, manufacturing, tradesmen, & artists. A very diverse environment.

Ruta C. Livingston Manor, NY over 1 year ago

I invested because I love the concept, and I will always support a clansman. Can't wait to visit!

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Aciu Ruta!!!

Dan N. East Hartford, CT over 1 year ago

I invested because I like to support East Hartford and would like to help make it a better place for people in other towns to visit

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Hi Dan! Thank you soooo much for helping us reach our initial goal!!!

Dan N. East Hartford, CT over 1 year ago

You're welcome. I look forward to see what you guys do next. I would like this to be a reality in East Hartford. We need it!

Dan N. East Hartford, CT over 1 year ago

I live in town as well like 5 min where the location is! So please keep me updated on everything!!

Lisa G. over 1 year ago

If you would let me know how Moxie and the 2 co-founders businesses are listed with the Secretary Of State

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Hi Lisa, Moxi On The Rocks LLC, Quiver Spirits LLC, & Yellow Crow LLC. Thanks.

Christene T. Murphy, NC over 1 year ago

I invested because I want to support a small business in the state I was born and raised. I can't wait to visit when I'm in the Hartford area again!

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Looking forward to meeting you Christene!

Andrew S. East Hartford, CT over 1 year ago

Moxi on the Hock* Looking forward to this!

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Love it Andrew!!!

Michael P. Manchester, CT over 1 year ago

Looking forward to visiting once you're open!! I grew up across the street and this really is a great idea!!

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Hi Michael, Would love to hear your stories about the Burnside neighborhood!

Alfred L. over 1 year ago

Are you certified as an Angel Investor business through Connecticut Innovations?

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

We are completing the application process. Currently Quiver Spirits is certified.

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Alfred, If interested in the Tax Credit for Quiver Spirits you can email Tomas@quiverspirits.com. Thanks.

Juan R. East Hartford, CT over 1 year ago

Really love the concept! Can't wait! Right in my town too!

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Welcome aboard Juan! If you ever want a tour let us know!

Amy R. Newington, CT over 1 year ago

Thanks to Tomas for the discussion and answering my questions. Happy to invest in such an interesting project. My best to you all!

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Amy, was great connecting with you today. Hope to give you a tour soon!

Ostap D. Southington, CT over 1 year ago

I invested because Tomas is an honest and a hard working individual. This is such a great idea and I look forward to your success with Moxi!

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Thanks for the shout out Ostap!!!

Melissa B. Springfield, MA over 1 year ago

Really cool concept!!! Can't wait!!!

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Thanks Melissa! If you ever want a pre-construction tour let us know and that goes for all our Investors thus far!

Megan L. East Hartford, CT over 1 year ago

Great idea cant wait to see Moxi up and running! Great idea awesome investment.

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Welcome to the Journey Megan! Excited to have you join us!

Patrick P. Provincetown, MA over 1 year ago

Hi, what changes were made to the proforma? thank you

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Hi Patrick, Insurance, Repairs, Salaries, Marketing, & Unexpected Costs were corrected.

David S. East Hartford, CT over 1 year ago

I invested because its supports the growth of the local economy which will bring residents and visitors to the area. It is an investment for the future of East Hartford.

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Heartfelt thanks David & Roberta!!!

semir z. New Britain, CT over 1 year ago

Good luck cant wait for opening day !

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Thanks!!!

Andrew G. Farmington, CT over 1 year ago

Can't wait.

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

We agree, Thanks! Please spread the word near and far!

Amy R. Newington, CT over 1 year ago

I'm interested in possibly investing but would like to meet the team and view the space. I'll send an email to arrange.

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Hi Amy, Would love to show you the site! Please email Tomas@moxiontherocks.com. Cheers!

Rimas P. Manchester, CT over 1 year ago

I invested because the concept and idea for Moxy on the Rocks is great, and a great neighborhood revitalization project.

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Thank you Debbie & Rimas!!!

Kyle W. Portland, CT over 1 year ago

I can't wait to visit!

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Thanks Kyle! Please help spread the word!

Ruvin B. over 1 year ago

Hello, my fiancé and I both manage restaurants and we are very interested in making a VIP investment but we would really like to see the space and meet the team

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Hi, Please email Tomas@moxiontherocks. We would very much enjoy showing you the site. Thanks!

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Circling back. Please email Tomas@moxiontherocks.com to set up a visit. Thanks!

Craig S. over 1 year ago

I am the Chair of the Town of East Hartford's Economic Development Commission. Your proposed business was discussed at our meeting tonight. We would love to learn more about it and how we can help you bring this great vision to reality in our town! Feel free to shoot me an email at crstevenson@comcast.net We would love a site visit or you can attend our next meeting or both. Great use of this wonderful asset.

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Thank you for reaching out. We've emailed you. Looking forward to working with you.

Salvatore D. Manchester, CT over 1 year ago

Great vision. Nothing like this location in the area. Can't wait to opening day. Tomas - thanks for the tour today.

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Thank you for the investment, please help spread the word!

Kim B. West Hartford, CT over 1 year ago

Tomas I'm so excited about Moxi on the Rocks and so happy to be part of your journey.

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

So glad to have you on the journey with us!

LON I. Cheshire, CT over 1 year ago

Tomas, Thanks for the site visit today. I invested. Here is information for other investors investors-- there are my own observations. From the site visit there is a lot of good potential in the concept. The company has 6 potential streams of revenue and (2) others. Here they are-- its a tasting room for local liquors, overlooking the river. They buy wholesale inventory and the manuf also comes out to help sell the product. (revenue) Will have (2) party rental rooms-- more revenue (2) separate liquor companies manuf facilities making product who will be renting space - part owners also (revenue) (potentially 3rd liquor renter also)- revenue Very small retail store selling liquor bottles what they just tasted -- similar to the places where as you leave after you had a good time, there is a store to sell you items (revenue)

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Thanks Lon. Very much enjoyed showing you the site and thank you for the insight.

LON I. Cheshire, CT over 1 year ago

hello-- do you have any monthly sales, expenses -- data is blank. How much in assests does the company have-- data is blank

Tomas N. over 1 year ago Moxi on the Rocks Entrepreneur

Hello Lon! Our company was created just last month and anticipating an 8-month construction period. We would very much like to explore your interest with a site visit and further the discussion. Cheers! Tomast

LON I. Cheshire, CT over 1 year ago

sure -- I sent my email to you on linkedin== let me know when is a good day/ time. After 430 is good for me or weekends

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